UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Saleen Automotive, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

794016 105

(CUSIP Number)

Steve Saleen

c/o Saleen Automotive, Inc.

2735 Wardlow Road

Corona, California 92882

(800) 888-8945

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ ..

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

_____________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 794016 105		Page 2 of 6

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steve Saleen
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,130,344
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 31,130,344
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,130,344
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.4% (1)
14		TYPE OF REPORTING PERSON* IN

(1) Based on a total of 45,482,644 shares of our common stock outstanding as of June 26, 2013, assuming the conversion of Super Voting Preferred Stock.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Saleen Automotive, Inc., a Nevada corporation (the “Company”), which has its principal executive offices at 2735 Wardlow Road, Corona, California 92882.

Item 2. Identity and Background.

This statement is being filed by Steve Saleen, a citizen of the United States of America (the “Reporting Person”). The Reporting Person serves as the Chief Executive Officer and President of the Company. The Reporting Person’s business address is c/o Saleen Automotive, Inc., 2735 Wardlow Road, Corona, California 92882.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On June 26, 2013, the Company’s wholly-owned subsidiary, Saleen California Merger Corporation, a California corporation, was merged into SMS Signature Cars, a California corporation, and the Company’s wholly-owned subsidiary, Saleen Florida Merger Corporation, a Florida corporation, was merged into Saleen Automotive, Inc., a Florida corporation (“Saleen Florida”). Pursuant to such merger, the holders of the outstanding capital stock of Saleen Florida received an aggregate of 554,057 shares of the Company’s Super Voting Preferred Stock, par value $0.001 per share (“Super Voting Preferred Stock”) and holders of the outstanding capital stock of SMS received no consideration for their shares. At such time as the Company files an amendment to its certificate of incorporation with the Secretary of State of the State of Nevada effecting a 1-for-2.63837 reverse stock split of its outstanding Common Stock, with special treatment for certain of its stockholders to preserve round lot stockholders, then all the outstanding shares of Super Voting Preferred Stock will immediately and automatically convert into shares of Common Stock (the “Mandatory Conversion”). At the consummation of the Mandatory Conversion, the holders of Super Voting Preferred Stock will be entitled to receive Common Stock at the conversion rate of 125 shares (43.37 shares accounting for the reverse stock split) of fully paid and non-assessable Common Stock for 1 share of Super Voting Preferred Stock (the “Conversion Rate”), subject to rounding to the nearest whole share for fractional shares.

The beneficial ownership of Common Stock reported in this Schedule 13D by the Reporting Person is based on the Reporting Person’s ownership of the Company’s Super Voting Preferred Stock, on an as-converted-to-common-stock basis, and assumes a total of 45,482,644 shares of Common Stock outstanding as of June 26, 2013.

On June 26, 2013, the Reporting Person and each of W-Net Fund I, L.P., Europa International, Inc., Verdad Telecom, Inc., Gardner Syndication Management, Inc., Kartic Enterprises, Inc., MyLi Burger Holdings, LLC, Scott and Sandra Alderton Family Trust, Adam Liebross, Lee Mendelson, Elisabeth Wedam, Murray Markiles and Louis Wharton (together, the “Purchasers”) entered into a Voting Agreement (“Voting Agreement”) pursuant to which such parties became obligated, for four years, to vote for the Company’s directors determined as described below. The authorized number of directors is five. Those initially include the Reporting Person, Robert Miranda and Jonathan Michaels, whose replacements will be determined under the terms of the Voting Agreement by the Reporting Person, one director (currently vacant), whose replacement will be determined under the terms of the Voting Agreement by the holders of a majority of the outstanding shares held by purchasers of

3.0% Senior Secured Convertible Notes (“Notes”) in connection with that certain Securities Purchase Agreement dated June 26, 2013 by and among the Company and the Purchasers (the “Capital Raise”), and one director (currently vacant), whose replacement will be determined under the terms of the Voting Agreement jointly by the holders of a majority of the outstanding shares held by Saleen and by the holders of a majority of the outstanding shares held by purchasers of Notes in the Capital Raise.

The Voting Agreement also obligates the Reporting Person and the Purchasers to vote to approve the amendment of the Company’s articles of incorporation, as amended, to authorize a reverse split of its currently outstanding Common Stock on a basis of 1-for-2.63837, with special treatment for certain of its stockholders to preserve round lot stockholders and the rounding up for fractional interest (the “Action”). In the event that the Reporting Person fails to vote his shares to approve the Action, the Reporting Person has granted to David Weiner, or any nominee, with full power of substitution, a proxy to vote his shares to approve the Action.

The Voting Agreement is attached hereto as Exhibit 1, and incorporated herein by reference.

Item 4. Purpose of Transaction.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

The shares of Common Stock to which this Schedule 13D relates are held by the Reporting Person as an investment. The Reporting Person disclaims any membership in a group relating to the Company except with respect to the Action described above to which the Reporting Person has agreed to vote.

Other than as described in this Schedule 13D, the Reporting Person is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company's board of directors; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; any changes in Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

As of June 26, 2013, the Reporting Person beneficially owned 657,067 shares of Super Voting Preferred Stock, which are convertible into 31,130,344 shares of Common Stock (the “Shares”). Since 45,482,644 shares of Common Stock, assuming the conversion of the Super Voting Preferred Stock, were outstanding as of June 26, 2013, the Shares constitute approximately 68.4% of the shares of Common Stock, assuming the conversion of the Super Voting Preferred Stock, issued and outstanding.

The Reporting Person has the sole power vote or direct the vote of, and to dispose of or direct the disposition of, the Shares.

Transactions by the Reporting Person in Common Stock effected in the past 60 days are described in Item 3 above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3, 4 and 5 of this Schedule 13D, which disclosure is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.

1	Voting Agreement dated June 26, 2013, by and among each of the persons whose signature appears under the caption “Stockholders” on the signature page thereto.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: July 1, 2013

/s/ Steve Saleen
Steve Saleen